Filed by WPP Group plc
                          Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Grey Global Group Inc.
                          Commission File No.:  0-7898


                 Transcript of WPP Presentation to Analysts
                   Acquisition of Grey Global Group Inc.

Martin Sorrell: Okay, I'll kick off and just one thing Paul, hopefully, you can hear me, I'll act as your slide pusher for the presentation.

"INVESTOR INFORMATION" you don't want me to read that so that's on the front. We've got four sections to this presentation on Grey. Firstly, "Transaction Overview"; secondly, Strategic Rationale section on strategy; thirdly, we're going to illustrate the Financial Impact of the deal, and Paul will cover that. I'll cover the first two and then we'll come back here, hopefully, for some "Closing Remarks."

On the overview, we believe that Grey represents a highly complementary strategic fit. It has a very strong client roster which includes Proctor & Gamble which is the world's largest advertiser with I think spending around the $4.5 billion to $5 billion mark. And just to say P&G interestingly does not work above the line with any of the top three groups. Its principle other agency is Publicis which is number four. So neither Omnicom or IPG or WPP currently work for P&G above the line. We do have a relationship with P&G below the line in a number of areas.

In addition to P&G, 3M, Adobe, BellSouth, Boehringer Ingelheim, which is in itself in the middle of a consolidation, Conagra, Hasbro, JPMorganChase, Mars, and Warner Brothers. Those are clients that we have relationships with, but represent really new opportunities for us in segments of our business, e.g., P&G, above the line.

The second point is that we will have, we believe, as a result of this transaction, a strengthened relationship with many of our major multinational clients. These are existing clients that we operate with in advertising, for example, or in below the line, and where there is a complementary relationship with Grey, BAT, Diageo, gsk, Nokia and Pfizer. Pfizer and Pharmacia and of course Pharmacia is being consolidated into Pfizer.

The third point is that we believe that Grey has strong brands in advertising. A very strong brand in media investment management in the guise of or in the form of MediaCom. A very strong healthcare business, which I just got an email before we came here today from Lyn Vos who's celebrating the partnership with a big healthcare win today actually. And Direct and Interactive strong, will come on to that in a minute, very strong direct and interactive business, an internet business, and then other businesses in sales promotion and public relations.

We believe as the result of the transaction, we will have enhanced long-term growth prospects. And I think I'd emphasize the word "long-term." Often in these, and in some of the comments that we've seen historically on this in the last two or three months has been, I think the focused may be too much on the short term areas. As a shareholder in WPP, I would say that WPP is a stronger company cum Grey than without Grey in the long term, as you look at client pattern, if you look at functional strengths and geographic strengths. So enhanced long-term growth prospects and a significant increase in the group's talent resources. There are 10,000 people in Grey and a lot of very talented people. So the total head count of the group will be about 60,000 people and if you include associates, it would be 80,000. And significant opportunities as we know for cash flow and margin enhancement, Grey's margins historically have been around five or six percent they're running at the moment we think this year they will be about eight to eight and a half percent and Paul will come on to that when he goes into the financial part of the presentation. The transaction will be accreted to earnings in 2005 with additional accretion in 2006 and 2007 and in terms of probably the more important calculation that's Return on Investment or Return on Average Cost of Capital, we believe that we will more than cover our cost of capital by 2007 on the basis of the assumptions that we present today. So some of you may regard those as being optimistic, some of you may regard them as being conservative so you make your calculations on that basis.

A few comments on the key terms. You have it in the press release. You've seen it commented on in the wire services this morning, the offer value in equity terms is $1.52 billion, that's based on $1.512 million fully diluted Grey shares. That's comprising 50 percent cash, $760 million in cash, and $760 million in new WPP shares half-and-half and that's based on a closing price on Friday night of WPP at 514p per share and represents a fixed exchange ratio. I mean shareholders will have the option of asking for more cash or more shares and obviously we will move up and down what is paid to each shareholder and that basis, but the overall limit is 50-50. Now this represents an enterprise value of a slightly lower figure of $1.309 billion which takes into account cash balances on the balance sheet, "What? As of June 30th, Chris?" "Yes?" -- that's right, June 30th balance sheet, of $172 million and option proceeds of $39 million. So enterprise value of $1.3 billion and the consideration represents on a per share basis $1,005 per Grey share. The cash consideration will be funded from WPP's existing resources and as a result of the transaction, Grey shareholders will earn approximately 6.5 percent of the enlarged WPP. This represents a tax-free transaction to Grey shareholders to US shareholders given the 50-50 mix of stock and cash and we expect closing towards the end of the year, December 2004 or January of 2005.

On management, on slide seven, Ed Meyer has entered into a new employment contract for 2005 and 2006. He will continue as Chairman and CEO of Grey Global Group that is the parent company of the Grey units that I'll come on to in a minute and of course he will assist with or start us on the integration of Grey into WPP and he will be offered a position on the Board of WPP in due course when an appointment has been made to the Chairmanship and CEOship of Grey Advertising, which is one of the bigger units in Grey Global Group. Steve Felsher who is the Chief Financial Officer of Grey Global has been immensely helpful and responsive in our due diligence and negotiation and other senior management of Grey will continue under their existing contract arrangements. As far as incentive remuneration is concerned, the current Grey equity incentive programs will remain subject to the existing vesting schedule. So if they have vesting schedules on incentives or bonuses they have received historically they will remain in place they'll effectively be rolled over. And the same thing applies in time to Grey's existing incentive program, but that will be transitioned to WPP's incentives as appropriate in the future.

As far as "integration" is concerned, it's probably a misnomer, it's a misleading word, I mean there's very little integration that will take place. We will keep Grey Global Group as I indicated as a unit. The operating companies within that unit, which I'll come on to in a minute, will remain separate and will continue to report to the CEO of Grey, that's Ed. And MediaCom, which is one of the constituent parts, will explore opportunities to leverage the media buying efficiencies that are clearly available through Group M. So the management of MediaCom under Alexander Schmidt Vogel will explore with Irwin Gotlieb what can be done to leverage our considerable media buying power as a result of this transaction. I know we don't reveal the revenues of our media operation but I'll destroy the habit of a lifetime by giving you the figure; it's about $900 million is in our media investment management operation. MediaCom's media investment management revenues were about $300 million. So that the combined revenues of all of our media units, excluding KR Media, which is just starting to sell it's MAXUS, Mediaedge:cia, MindShare and MediaCom, will be $1.2 billion, which will place us in a very powerful position. Now that is revenues, not billings and you can refer to RECMA for rate card I think it is, analysis of Media. The public company reporting responsibilities of Grey obviously will be integrated into WPP and there will be some savings there. And there will be some opportunities with the IT infrastructure and property portfolios that's integrated across the business. So that's a little bit of the background. As far as strategic rationale is concerned, we believe that Grey Global represents a number of very strong business units within an integrated group. You can see here several of the units, not all of them, several of the units that Ed in his presentation historically has emphasized. Grey Worldwide, which is the advertising agency, MediaCom, the media planning and buying business I just mentioned a very strong direct and interactive business, Grey Interactive and G2. G2 is the agency that handles the bulk of the BAT business, for example, which Ogilvy now with 141 handles on the WPP side of the fence. GCI, strong public relations business, with a good position in the marketplace and then Grey Healthcare Group. Now Grey Worldwide and advertising agencies ranked about seven. Some of these stages are a little bit historic because of the Sarbanes Oxley limitations that we've put ourselves under. And MediaCom is number nine. There's no ranking for direct or GCI currently of any substance available. And then as far as healthcare from Med Ed News, Grey Healthcare is number five. And you can see some strong clients some of which are shared across the group, for example, Gsk you see is in four out of the five divisions. I won't dwell on the client list. In terms of complementarity to WPP and our leading brands, you see, in Advertising, Grey Worldwide will line up against our existing brands of Thompson, Y&R, Ogilvy, and Red Cell. In Media Investment Management, I've already mentioned MediaCom, MindShare and Mediaedge:CIA and we have MAXUS as well, which we're developing. In Public Relations & Public Affairs, GCI against our brands there. And then Branding & Identity Healthcare & Specialist
Communications: the healthcare group, Grey Interactive, Grey Direct, and G2. In terms of clients obviously the new relationships with major advertisers, when I say new relationships we do tend to have relationships with most of these people, but in new areas obviously between P&G, 3M, JPMorganChase and Warner Brothers, common clients in existing areas or in areas that we both operate in GSK, BAT, Nokia, Pfizer and Diageo and obviously we have as, just going back one, if you look in terms of direct G2, Gi gives us an interesting opportunity to manage conflict in the direct area. You remember that we had two very strong global direct interactive internet businesses, Wunderman and Ogilvy One, and that's obviously one of the heavy growth areas and we see Grey's direct operations as being a significance in that.

In terms of geographical split, interestingly Grey's business is slightly bigger in Europe than North America. It runs roughly 45-45-10 percent split with 10 percent being Asia Pacific and Latin America, but it has a powerful U.S. integrated business. A strong European business with particularly strong presences in the UK, in Germany and in Scandinavia and has a strong business in Asia Pacific with revenues of $130 million in the faster growing markets. So Asia and Latin America together are about ten percent of the business, so it's 45, roughly 45, 10.

In terms of function about 60 percent of the business if you do the math from what I told you about MediaCom it's about 40 Advertising, 20 Media and then the balance in what we call Marketing Services direct and interactive just over 10 percent, PR just below 10 percent, healthcare just over 10 percent, and others in the promotion and related businesses just under 10 percent.

Grey Synchronized Partners which is sort of the parent company for Direct, G2 and Gi gives us another strong direct and interactive business as I've mentioned. Healthcare business is an excellent business to work alongside our other healthcare brands such as CommonHealth, HealthWorld and Sudler & Hennessey. HealthWorld we're aligning more and more to Oglivy, and Grey Healthcare is particularly interesting because it has an international business as well as a domestic business and what we've seen is a first phase of consolidation amongst the pharmaceutical companies, the healthcare companies in the United States, and what we're starting to see is the healthcare companies starting to consolidate their business internationally as they move abroad more intensively and as they spread abroad. So, international network, such as Sudler has and such as Grey Healthcare has and HealthWorld has are going to become more and more important. CommonHealth is much more focused on the United States. GCI has a, in the public relations business, has an excellent roster of healthcare and technology clients and is an important addition to our public relations portfolio. Much has been made about whether this is a must-have or a nice-to-have, much has been made about whether it fits in strategically or not, it really doesn't move the needle as I said before much one way or the other. I don't like that phrase "developing markets," it's really the faster growing markets. Our objective in the long term is for them to be one-third, that's not just Asia and Latin America, Africa and the Middle East, it's Russia and the CIS countries too and you can see pre-Grey on the left-hand side. You can see that about 42 percent of our business that was in North America, 41 percent in Europe and 17 percent in the rest of the world. If you include associates, it was up about 24 percent. Combined, it really doesn't move it one way or the other it's just an odd percentage point here or there. Our objective remains the same. I just make the point that Grey has a good business in Asia, it has a good business in Latin America and this will further strengthen our operations in that part of the world.

In terms of marketing services where we want to be two-thirds of our group in marketing services for reasons we well-rehearsed before. You can see before the deal, advertising was 47-53. It's now moved two percentage points the other way 49-51. So, we're still more heavily concentrated in that outside marketing services and our objective remains two-thirds, at one-third. In terms of measurable quantitative disciplines, we remind you what they are direct, internet, interactive, what we call information and fact consultancy, which is market research that was 35 percent, it goes down to 32 and again our objective remains 50-50.

Paul, I'm tempting providence, but are you there and ready to do the "Illustrative Financial Impact"?

PAUL RICHARDSON: Okay. Yes, Martin I'll do the three slides on the financial impact and one slide, if I can, on the timetable and then hand back to Martin and Ed who now just joined us for a Q&A. On the Illustrative Financial Impact what we've formally have presented is the '03 numbers for illustration. This is obviously because we both have given you a full year reported numbers where the revenues of our own business were (pound)4.1 billion and Grey is about (pound)800 million. You can see there the respective margins of these businesses and what it would have done on a combined basis. We're not permitted to give a full year forecast to Grey, as such, but we've seen the half-year performance and what we've worked on is a sensible amount of synergies that we can see from the business. You may recall that in the Cordiant deal, a business of much smaller size, we committed to about (pound)14-15 million of synergies. On this deal we've committed to around $20 million at this stage and again in comparison to Y&R the commitment is around $40 million. So I think it's a sensible synergy and savings figure without being excessively prudent. In terms of the tax rate, as you know, Grey's rate has historically been quite high around the 50 percent. What we've assumed is a more normalized tax structure because the operating performances and efficiencies in certain markets and not disadvantaged by certain loss making jurisdictions so one can assume a normalized tax rate for international group of around 42 percent and adding the leverage that we have to this deal, i.e., 50 percent cash/50 percent equity, would bring the rate naturally down to 38 percent. When we add that to the group's existing tax rate, the combined tax rate will be 27 percent going forward. So in terms of other opportunities, we see further opportunities for margin improvement. Again, we have laid this out for you. Through staff productivity combining property and IT infrastructure and assets of combined purchasing arrangements globally. Grey had (pound)95 million of net cash on the balance sheet. This does assume both the convertible and the long-term debt of fully recorded as obligations so that is the figure we have assumed as available for the business going forward and I think there will be further opportunities of working capital given the power of MindShare and MediaCom and Mediaedge in terms of how they performed and working capital, historically.

Moving on to slide 20. Again I'll reiterate the combined business on 2003. We haven't given you an '04 consensus yet because Grey there isn't a consensus in the marketplace. People know our own situation, which is a
13.8 percent margin commitment for '04. On a combined basis, looking at half-margin point improvement to 14.5 percent in '05 and 15 percent in '06, we've given you what we believe to be sensible realistic projections to Grey's future margin performance as a result of the deal and the opportunities going forward at 10.5 percent in '05 which on a combined basis would make the group's margin 14 percent and then growing by a further half percent to 14.5 percent on a combined basis in '06. As Steve can elaborate later in the Q&A, we made significant progress at Grey in the first half of '04 with strong margin and revenue growth recorded. Post 2006 there will be further improvements in Grey margin we believe of one percent per annum toward the WPP levels. As you mentioned again clearly the press release and analysts have already made an assumption of the accretion in the range of two to four percent. It will be accretive to earnings immediately in the first year in '05 with further accretion achievable in '06 and '07. In terms of return on investment, will be above our weighted average cost of capital within three years.

Again you can work out the mathematics. The one thing I would say, I think it is fair to use the group's tax rate of 27 percent in using that calculation and as a result of the deal the overall tax rate for the blended weighted average costs of capital will come down for about 8.3 to
8.1. And based on these projections, you'll be able to work out where we are but I am very confident we can reach that cost of capital within three years. In the long term, our margin goals remain unchanged.

Moving on to Slide 21. Again, to just try to summarize schematically what was in the press release. So total consideration of $1.52 billion less option proceeds, less cash on Grey's balance sheet, which is net of all debt of $172 million coming down to an enterprise value of $1.3 billion which we will fund both in new shares of 82.2 million, not all immediately issuable. Some relate to options, some relate to restricted stock and in cash resources from our internal cash and facilities. So, there is no need to access the bond or banking market to complete the transaction of $549 million.

Just finally, moving on, if I can, to the timetable on Slide 23. The next deal of signing has been completed. The next stage is to issue a proxy statement to the shareowners of Grey we are fortunate in having both WPP and Grey's audited half-year numbers to work with so there will be no delay once we actually get to the right calendar point. That document will go out as soon as possible. It will be subject to any SEC reviews and neither Grey nor ourselves have had significant reviews recently and that is always a possibility. That document will be very full with all the hard numbers and all the risk analysis. At the same time, we are making a filing with the European Union. We have to pull together that information which may take up to three weeks and then there's the stage one process which they are allowed thirty days to review the information. And after that thirty days, you're either clear to go ahead or you proceed to stage two with a further thirty-day review. We've never been taken to stage two in the past and don't expect to, but there's always a possibility. After the filing of the proxy statement I think there's twenty-one clear days, approximately thirty calendar days before the shareholder vote, and after the shareholder vote, we'll be cleared to close. So that gives you an idea of the timetable and issues, there's obviously also a Hart-Scott-Rodino filing in the U.S. as well. And with that Martin, we'll have the hand back to you for closing remarks.

Martin Sorrell: Thanks Paul. You just saw Ed Meyer joining Paul and Steve Felsher. As I've said, Ed has been at an employee people meeting in New York, not specially convened for this, but was going on anyway and just went to talk to his people there or our people now. As Paul said we'll expect closing toward the end of the year either December 2004 or January 2005. Just in summary, impact on our strategic goals, our three strategic goals, is largely neutral, but we do think there's a significant enhanced opportunity for revenue growth, not only in advertising, but in public relations and healthcare direct international interactive and of course, probably most importantly of all, in media investment management. I'll come on to that in a second. WPP will continue to generate strong cash flows as a result of the deal. Operating cash flow will be used to support our strategies through both our acquisitions and continue our progressive dividend policy and continue to share buyback programme. So we'll balance that. We will have as a result of this transaction, a clear leadership position in media and that will generate significant benefits we think for clients and as a result a faster growing media business.

At the financial model, a couple of journalists have asked today "Have you run out of acquisition opportunities?," use situations or circumstances like this to ask the question. The answer is that what we feel are financial model that we've discussed with you before that is a naught to five percent organic growth -- revenue growth. A half of a percentage point 50 basis point margin improvement per annum and is sufficient together with a five percent incremental revenue growth from both our acquisitions and we'd be very happy to sustain in the long-term ten to fifteen percent earnings per share growth, which I'm sure a lot of other people would too.

                           INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. In connection with the proposed merger, WPP and Grey will prepare a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Grey to be filed with the SEC, and each will be filing other documents regarding the proposed merger, with the SEC.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey will be available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECITUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey's directors and executive officers is available in Grey's Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.